Incoming, Inc.
244 Fifth Avenue, V235
New York, NY 10001

24 June, 2014

VIA EDGAR

Ms. Jenn Do
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Incoming, Inc.
Form 10-K
Filed April 15, 2014
File No. 000-53616

Dear Ms. Do:

The Company has responded to each of the comments set forth in the Staff’s Letter dated May 20, 2014 and duplicated herein, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs set forth therein.  The Company’s responses are listed in bold type face.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Form 10-K for the year ended December 31, 2013

General

1.	Please revise the cover page of your future filings to correct your File Number.

The Company intends to comply with this comment and will prepare its future filings accordingly.

Management’s Discussion and Analysis
Liquidity and Capital Resources, page 13

2.
At December 31, 2013, accounts receivable and payable exceed your sales and cost of sales for the year.  Please provide us with an analysis of the reasons and provide appropriate discussion in future filings to explain why you are not collecting cash on your sales and the impact this has on your ability to pay amounts due to vendors.  For material balances within each account, identify the nature of the counterparty, i.e. the customer or the vendor/supplier.  Tell us the amount of any allowance for doubtful accounts at December 31, 2013, and quantify this amount in future filings accordingly.  Tell us how much of the accounts receivable and payable have been received and paid subsequent to year-end.  Explain to us how your failure to collect cash has been considered in determining your revenue recognition policies.

During the fourth quarter of 2013, the Company conducted sales of imported biodiesel for the first time. This import activity was transacted through the Company’s lone subsidiary, North American Bio-Energies (NABE). NABE’s EPA registration was amended during 2013 to allow attachment of RINs to imported product. North Sea Biodiesel (NSB) contacted the Company regarding their desire for the Company to import biodiesel from its plant in Norway. Additionally, NSB’s subsidiary company in Canada, Great Lake Biodiesel (GLB), requested that NABE import its biodiesel. NSB/GLB was attracted to partnering with NABE due to NABE’s credentials with the EPA and with the IRS. The Company was unwilling to speculate on the imported biodiesel, meaning that the burden of finding customers, pricing the product and collecting the receivables was the responsibility of NSB/GLB. In exchange for attaching RINs and generating Certificates of Biodiesel (for claiming blender tax credits), NABE would retain $0.05 per gallon of imported product that was sold. It was necessary for NABE to be charged for the product and to generate sales invoices for the sake of demonstrating ownership when generating RINs.

NSB/GLB instructed NABE regarding who the end customers were as well as the sales price. Purchases of imported product and the related sales thereof were recorded on a gross basis, but were presented at net on the financials. The basis for this presentation was ASC 605-45, which addresses Principal-Agent considerations for revenue recognition.

Note that inventory on NABE’s books at December 31, 2013 totaled $13,083.  This inventory was comprised solely of raw materials – there was no finished goods (biodiesel) included in inventory, including imported material.

Of the $2,304,054 reflected in trade accounts receivable at December 31, 2013, $2,297,580 represented receivables on imported biodiesel sales. The $273,482 in related party accounts receivable at December 31, 2013 did not reflect any sales of imported biodiesel. At present, NABE has no outstanding receivables or payables associated with imported biodiesel, nor have any of these amounts been written-off.

Consolidated Statements of Operations, page 18

3.
We note the amounts recorded for Grant and other income as described in further detail on page 25 appear to be recognized upfront and all at once.  Please tell us you basis for such accounting, including your consideration for recognizing these amounts on a systematic basis over the periods which they are intended to benefit.

Grant Income is typically from “reimbursement” grants – where NABE has completed the work described for the grant, either in total or based upon specific milestones defined in the grant award documentation.  An invoice is submitted to the grant administrator, or other funding source defined in the grant, when the specific objective or milestone is met.

During FY2013, NABE was awarded a total of $92,000 in grant funding by the Carolina Land and Lakes Grant for the purchase and installation of glycerin processing equipment. Of the total amount, $50,760 was awarded during April when NABE successfully demonstrated compliance with the first milestone involving selection of an engineer/vendor and making down payment for the equipment/services.  Another $32,040 was recognized in July when reimbursement was received after completion of the installation of the processing equipment.  The final 10% (or $9,200), which had been withheld, was released three weeks later when the funding group completed their inspection. NABE has no further obligations related to the $92,000 in grant funding received from the Carolina Land and Lakes Grant.

Other income was comprised of $2,480 recognized throughout the year for equipment sales and $5,282.70 in funding from the USDA Biofuel Program. The equipment sales represented charges for storage totes that customers requested in lieu of using tanker trucks for transporting biodiesel. These sales were recognized at the time of the biodiesel sales.

USDA funding was actually deposited into NABE’s bank account periodically without any prior notification that the deposits would occur – the amounts were based on the USDA’s formula that takes into account input from the producer regarding the feedstocks used in the production of biodiesel.  NABE recognizes the funds as Other Income on the date that the money is put into the bank account. There were five instances of USDA funds being put to NABE’s account throughout 2013.

Form 8-K/A filed November 19, 2010

Revenue Recognition – Renewable Identification Numbers (“RINs”), page 21

4.
Please quantify the amount of revenue for RINs you are able to separate and sell.  Also please expand your discussion of revenue recognition to clarify the following:

• Whether these RINs all result from customers who do not wish to participate in the EPA’s renewable fuel program;
• Whether these customers pay a discounted rate for fuel, or if they receive some compensation for the eventual sale of the related RINs;
• Whether you act as an agent and receive a fee for selling the RINs to third parties on behalf of the fuel customers or whether you take possession of the RINs at the time the fuel is sold;
• Whether you are recognizing revenue on a gross or net basis, if applicable, and how you determined the appropriate accounting.
Please also revise the discussion in the MD&A, as appropriate.

During 2013, NABE recognized revenue of $158,110.76 on the RINs that the facility was able to separate and sell. RIN revenue was representative of four sales events – one in the first quarter, two in the second quarter, and one in the third. All sales were direct sales with no broker involvement.

All RIN revenue recognized during 2013 was from customers who did not wish to participate in the EPA’s renewable fuel program. The associated RINs were separated by NABE at the time of each biodiesel sales transaction and were not transferred with the fuel. Customers requesting biodiesel without RINs attached are typically offered pricing that is benchmarked against industry standards such as terminal rack pricing for ultra low sulfur diesel, NYMEX heating oil, or some other mutually agreeable pricing structure. In these instances, NABE creates one invoice when the fuel is sold, then creates a separate invoice at the time the separated RINs are sold.

Customers requesting biodiesel without RINs are not offered a price discount as a result of declining to accept the RINs with the fuel. There are no agreements with any party in which NABE is obligated to share any compensation for the eventual sale of the RINs.

NABE occasionally works with independent RIN brokers for selling its RINs, but no brokers were used during 2013. NABE has not purchased RINs from other sources and has not, as a result, acted as an agent for third parties.

For biodiesel that NABE produces, it generates RINs at the point that biodiesel passes through the facility’s meter in a sales event. RINs are not generated for any biodiesel held in inventory. RIN generation events occur regardless of the RINs transferring with the fuel or remaining with NABE. Since NABE acted as principal in all transactions upon which RIN revenue was generated, NABE recognized its FY2013 RIN revenue at gross based on the considerations outlined in ASC 605-45.

We will expand the MD&A section related to RINs in future filings.

5.
You state in page 22 that you recognize revenue from sales of RINs “after the parties have established a sales price, the RINs have been transferred to the buyer through the EMTS, the related revenue is deemed realizable and the return period has expired.”  Please tell us and revise future filings to clarify the event(s) for which you determine the related revenue has been “deemed realizable”, e.g., upon collection, etc.

Revenue from the sale of RINs is deemed realizable the time that NABE has affected the transfer of RINs within EPA’s EMTS. Prior to transferring the RINs, NABE and the counterparty agree on the number of RINs, on the type of RIN (D-Code), and on the price per RIN. All of these elements, including the unit price of the RINs, have to be entered into EMTS by NABE as the transferor. The transferee is also required to enter the unit price into EMTS for the RINs when they are accepted.  Immediately after the RINs have been nominated within the EMTS for the trading party, an invoice is generated and sent. Trading parties are typically extended terms of net 3 days on RIN sales. NABE has never failed to collect on RIN sales. Additionally, there are no long-term collection issues on RIN sales.

The Company will revise future filings to more adequately address RIN revenue recognition.

Note 8 Related Party Transactions, page 25

6.	Please explain how the Company is related to Green Valley Bio-Fuels. Revise future filings accordingly.

Green Valley Bio-Fuels is a limited liability company whose majority partner (64%) is Quality Investments, LLC.  Quality Investments, LLC is primarily owned by Frank Aaron Gay, who sits on the Company’s Board of Directors.

The Company will revise future filings to more adequately address related parties.

Note 11 – Major Customers and Vendors, page 25

7.	Please disclose the amount of revenue from each major customer, as described in ASC 280-10-50-42, as opposed to aggregating disclosure for three customers.

As stated in Note 11, three third-party customers accounted for 78% of total revenue during 2013. The customers to whom the sales were made included Customer A (37% of total), Customer B (24%), and Customer C (17%).

The Company will revise future filings to include disclosing amounts of revenue from major customers rather than presenting them in aggregate.

In response to the Staff’s request, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions regarding the foregoing, please feel free to contact the undersigned by telephone at (864) 884-1714. Thank you.

Very truly yours,

INCOMING, INC.

By:  /s/ Eric S. Norris
        Name: Eric S. Norris
        Title:   VP, Finance